

October 11, 2013

<u>Via E-mail</u>
Sam Duncan
Chief Executive Officer
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

      Re: SUPERVALU INC.
             Registration Statement on Form S-4
             Filed September 13, 2013
             File No. 333-191144

Dear Mr. Duncan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. At this time, a review remains open for the Form 10-K for the fiscal year ended February 23, 2013. Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of this registration statement until all issues related to the Form 10-K review are resolved.

2. We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. *See* Rule 14d-1(g)(3).

4. We note your disclosure throughout the prospectus that you may add guarantors. We further note that any guarantor you decide to add would be deemed an issuer of a security. In this regard, please advise us how any such guarantor would comply with Section 5 of the Securities Act.

Cover Page of Prospectus

5. Please revise the sixth paragraph to include disclosure that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities, and that broker-dealers who acquired the old securities because of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Cautionary Statement Regarding Forward-Looking Statements, page iii

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. *See* Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Risk Factors, page 12

7. Please include a risk factor discussing the price volatility of your common stock, or tell us why you believe this does not constitute a material risk. In this regard, we note your disclosure on page 22 that the liquidity of your market will depend in part on the volatility of your stock price.

The Exchange Offer, page 30

Purpose and Effects of the Exchange Offer, page 31

8. Please remove the phrase "if you are a broker-dealer" from the fourth bullet point on page 31. The restriction on engaging in or intending to engage in a distribution of the New Notes applies to any party participating in the exchange, not just broker-dealers.

Terms of the Exchange Offer, page 33

9. We note the disclosure indicating that you will issue the New Notes "on the earliest practicable date" after acceptance and return any Old Notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the Old Notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary, including in the last sentence on page 37.

10. Please revise to state that the issuer will issue the New Notes promptly after expiration rather than after acceptance. *See* Exchange Act Rule 14e-1(c).

Expiration Date; Extensions; Amendments, page 33

11. Please include a statement that any extension notice will disclose the approximate number of securities deposited or tendered as of the notice date. Please refer to Rule 14e-1(d) under the Exchange Act of 1934, as amended.

Conditions to the Exchange Offer, page 38

12. We note that the issuer may determine in its "sole judgment" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

13. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Incorporation of Certain Documents by Reference, page 66

14. Please revise the language in this section to reflect the guidance provided by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, located on our website.

Items 22. Undertakings, page II-14

15. Please revise to include the undertakings set forth in Item 512(a)(6) of Regulation S-K. Please refer to Section II.F of SEC Release No. 33-6578.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier at 202.551.3485, Lilyanna Peyser at 202.551.3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: Gary L. Tygesson